EXHIBIT 99.1

Endeavour Silver Announces 2018 Annual General Meeting Results

VANCOUVER, British Columbia, May 07, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces that at the Company’s 2018 Annual General Meeting (“AGM”) held on May 3, 2018 in Vancouver, shareholders voted in favour of all items of business. A total of 74,231,423 votes were cast or represented by proxy at the AGM, representing 58.23% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Ricardo M. Campoy	25,595,711	890,382	96.64%	3.36%
Bradford J. Cooke	25,790,729	695,364	97.37%	2.63%
Geoffrey A. Handley	24,849,526	1,636,567	93.82%	6.18%
Rex J. McLennan	25,788,547	697,546	97.37%	2.63%
Kenneth Pickering	25,653,202	832,891	96.86%	3.14%
Mario D. Szotlender	23,274,063	3,212,030	87.87%	12.13%
Godfrey J. Walton	25,085,480	1,400,613	94.71%	5.29%

All director nominees were re‑elected.

By a vote by show of hands, shareholders voted 95.97% in favour of re‑appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year.  In addition, shareholders also voted 87.25% in favour to reconfirm the Stock Option Plan, as amended by Amendment No. 4.

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth high-grade, underground, silver-gold mine in Mexico and has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com